EXHIBIT 99.1

Xenova Group plc First Quarter Results, 2004

SLOUGH, U.K., May 6, 2004 (PRIMEZONE) -- Xenova Group plc (Nasdaq:XNVA) (LSE:XEN) today announced its results for the quarter ended 31 March 2004.

Year to Date Highlights

* Revenue recognised for the quarter of 0.9m ($1.6m Pounds) (2003: 2.1m Pounds ($3.8m))

* Cash, short term deposits and investments 22.0m Pounds ($40.0m) (2003: 12.9m Pounds ($23.5m))

* 10 year lease agreement signed with Genzyme for Cambridge Science Park site

* Sale of Farnham Research facility to Bioventix raising 0.8m Pounds ($1.4m)

Commenting, Chief Executive Officer, David Oxlade said: "During the first quarter we have made considerable progress towards commencing Phase III studies of TransMID(TM) in brain cancer, including the engagement of the majority of the trial sites required throughout the US, Europe and Israel. The integration of KS Biomedix is now complete and the 10m Pounds annual cost savings anticipated at the time of the acquisition have been substantially achieved."

Development has continued throughout the quarter on the Group's prioritised programmes and corporate objectives, with the current status being:

Corporate On 6 January 2004, as announced at the time of the preliminary results, Xenova sold its excess research facilities in Farnham to Bioventix Ltd. raising 0.8m Pounds ($1.4m).

On 7 April 2004, Xenova entered into a 10 year lease agreement with Genzyme for vacant space within Xenova's facilities in the Cambridge Science Park. Xenova will continue to occupy part of the site together with the adjacent Clinical Trials Manufacturing Facility.

TransMID(TM) TransMID(TM), the Group's most advanced product for the treatment of Glioblastoma Multiforme, the most common form of high grade glioma (brain cancer), is ready to enter Phase III clinical trials, subject to reaching agreement with the FDA for the Special Protocol Assessment (SPA) which Xenova filed with FDA following the acquisition of KS Biomedix.

In an earlier Phase II study, a 50% or greater reduction in tumour volume was noted in 35% of evaluable patients. In this study, median survival for patients receiving TransMID(TM) was approximately 37 weeks, which compares with historical average life expectancy of approximately 26 weeks for patients with this condition. TransMID(TM) is currently licensed to Nycomed Danmark ApS in Europe, Sosei Co Ltd. in Japan, Medison Pharma Ltd. in Israel and Ranbaxy Laboratories Limited in India. Xenova retains all rights to countries outside these territories including North America.

Novel DNA Targeting Agents This programme, partnered with Millennium Pharmaceuticals Inc in North America, involves three compounds being developed for the treatment of solid tumours. When the current Phase I trials with XR11576 and XR5944 have been completed, a decision will be made with regard to initiating Phase II studies which is expected before the end of the year. XR5944 is a potent cytotoxic with a novel mechanism of action with activity against a number of human tumour models. The third compound, XR11612, is in pre-clinical development as a back-up. Millennium Pharmaceuticals Inc holds the rights to these compounds in North America and Xenova retains the rights to the rest of the world.

XR303 XR303 is a super high affinity chimaeric monoclonal antibody used to deliver a radionuclide, 131Iodine, to a tumour. Following encouraging results from a Phase I imaging study in colorectal cancer patients, XR303 is now undergoing a Phase I/II clinical trial in patients with pancreatic cancer which is expected to complete in 2005. Xenova retains all rights to XR303.

TA-CD TA-CD, Xenova's therapeutic vaccine for cocaine addiction is undergoing a Phase IIa administration study designed to evaluate the effect of TA-CD on behavioural changes associated with cocaine administration under laboratory controlled conditions. Results of this trial are expected in 2005. In addition, TA-CD entered into a Phase IIb clinical trial in October 2003 with a primary objective to determine the efficacy of the vaccine in addicts seeking treatment for cocaine abuse and to determine appropriate end-points for a Phase III study. Interim results of this Phase IIb study are expected in the first half of 2006. The National Institute on Drug Abuse (NIDA) is supporting these studies but Xenova retains all rights to TA-CD.

TA-NIC

TA-NIC is Xenova's therapeutic vaccine for nicotine addiction and is currently in a second Phase I study which is now fully recruited with 60 smokers. The objective is to further establish safety and tolerability and to determine the vaccination dose and schedule required for an optimal anti-nicotine response. The impact of the vaccine on nicotine-induced changes in heart rate and skin temperature will also be monitored. Interim results of this study are expected this year. Xenova retains all rights to TA-NIC.

OX40

OX40 is a platform technology capable of producing multiple drug candidates targeting cancer, autoimmune and other diseases where the immune system is involved. In 2003 Imperial College demonstrated that by blocking the OX40-OX40 ligand (OX40L) interaction (down-regulation), symptoms of influenza could be alleviated without affecting the ability to clear the virus. In contrast, the use of agents such as OX40L-IgG that bind to OX40 and up-regulate the immune response, have been shown to be effective at promoting anti-tumour responses in a number of cancer models. Xenova retains all rights for the use of OX40 in up-regulation whilst Genentech Inc and Celltech Group plc have the rights for down-regulation.

Tariquidar Earlier this year, it was announced that the National Cancer Institute in the US commenced further exploratory Phase I/II and Phase II studies with tariquidar in combination with various cytotoxic drugs. Discussions are also ongoing concerning the possibility of further Phase II studies being undertaken. QLT Inc is Xenova's partner for the development and North American marketing of tariquidar; Xenova retains all other rights.

Financial Summary

Operating Performance In the three months to 31 March 2004, the Group's revenues recognised from licensing agreements, strategic partnerships and manufacturing outsourcing were 0.9m Pounds ($1.6m), (2003: 2.1m Pounds ($3.8m)).

Revenue included 0.2m Pounds ($0.4m) recognised under the revenue recognition policy in respect of the tariquidar licensing agreement with QLT and the OX40 licensing agreement with Genentech. Contract development revenue of 0.2m Pounds ($0.4m) arose in respect of the Millennium collaboration on the DNA targeting agents and manufacturing revenue was 0.5m Pounds ($0.8m).

Total net operating expenses for the quarter of 5.6m Pounds ($10.1m) (2003: 5.7m Pounds ($10.3m)) were flat as compared to the prior year.

Research and development expenditure of 4.0m Pounds ($7.3m) (2003 (4.5m Pounds ($8.2m)) was 12.5% lower than the prior year. This partly reflects the reorganisation in the second half of 2003 when early stage research programs were discontinued.

Administrative expenses were 1.6m Pounds ($3.0m) (2003: 1.3m Pounds ($2.4m)), including amortisation of goodwill of 0.6m Pounds ($1.0m) reflecting the acquisition of the KS Biomedix business.

The net loss per share in Q1 was 1.0p (2003: 1.9p).

Cash, short-term deposits and investments Cash, short-term deposits and investments at 31 March 2004 totalled 22.0m Pounds ($40.0m) (2003: 12.9m Pounds ($23.5m)). The Group held cash of 1.1m Pounds ($2.0m) and short-term deposits and investments of 20.9m Pounds ($38.0m) at 31 March 2004 (2003: cash 1.0m Pounds ($1.8m), short-term deposits and investments 11.9m Pounds ($21.7m)).

Included in short-term deposits and investments is an investment in Cubist Pharmaceuticals Inc. As at 31 March 2003 the share price was $9.19 valuing the investment at 0.3m Pounds ($0.6m).

Share capital The number of shares in issue stood at 431.5 million as at 31 March 2004.

The Directors do not currently propose a dividend for 2004 (2003: nil).

        Consolidated Profit and Loss Account (unaudited)

                               Three months ended
                       Unaudited       Unaudited       Unaudited
                        31 March       31 March        31 March
                            2004         2004          2003
                           $000             000          000
                                        Pounds       Pounds
  Turnover             1,652            908           2,118
  (including share of joint ventures)

  Less: share of joint   (96)           (53)             (3)
        ventures turnover
  Group turnover       1,556            855           2,115

  Operating expenses

  Research and
   development costs  (7,327)        (4,026)         (4,485)

  Administrative
   expenses           (1,956)        (1,075)         (1,011)

  Administrative
   expenses:          (1,023)          (562)           (292)
   amortisation of goodwill

  Total
   administrative     (2,979)        (1,637)         (1,303)
   expenses

  Other operating
   income                180             99             107

  Total net
   operating         (10,126)        (5,564)         (5,681)
   expenses

  Group operating
   loss               (8,570)        (4,709)         (3,566)

  Share of
   operating loss       (15)            (8)       (32)
   of joint ventures

  Total operating loss:
   Group and share
   of joint          (8,585)        (4,717)         (3,598)
   ventures

  Investment income     430            236              159
  Amounts written off  (186)          (102)              (4)
   investments

  Loss on ordinary   (8,341)        (4,583)          (3,443)
   activities before taxation

  Tax on loss
   on ordinary          273            150              150
   activities

  Loss on ordinary   (8,068)        (4,433)          (3,293)
   activities after taxation

  Loss per share      (1.9c)         (1.0p)           (1.9p)
  (basic and diluted)

  Shares used in
   computing        431,516        431,516          174,534
   net loss per share
   (thousands)

  US Dollar amounts have been translated at the closing rate on 31 march 2004 (1.00 Pounds: $1.82) solely for information.

             Condensed Consolidated Balance Sheet (unaudited)
                           Unaudited     Unaudited     Unaudited
                            As at          As at         As at
                          31 March       31 March      31 March
                              2004           2004        2003
                               $000          000         000
                                            Pounds     Pounds
  Cash, short-term
   deposits                  39,985         21,970        12,924
   and investments

  Other current assets        7,077          3,888         4,153

  Fixed assets               48,068         26,411        14,621
  (including goodwill)

  Total assets               95,130         52,269        31,698

  Current liabilities       (15,312)        (8,413)       (7,788)
  (including provisions & deferred income)

  Shareholders & equity     (79,818)       (43,856)       (23,910)

  Total liabilities and     (95,130)       (52,269)       (31,698)
   shareholders & equity

US Dollar amounts have been translated at the closing rate on 31 March 2004 (1.00 Pounds: $1.82) solely for information.

Notes to the Statement

Basis of preparation

These unaudited statements, which do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985, have been prepared using the accounting policies set out in the Group's 2003 Annual Report and Accounts. The 2003 Annual Report and Accounts received an unqualified auditor's report and will be delivered to the Registrar of Companies.

Going concern

Xenova is an emerging pharmaceutical business and as such expects to absorb cash until products are commercialised. The Directors have a reasonable expectation that the Group has, or can reasonably expect to obtain, adequate cash resources to enable it to continue in operational existence for the foreseeable future, and have therefore prepared the financial statements on the going concern basis.

Xenova Group plc is a UK-based biopharmaceutical company focused on the development of novel drugs to treat cancer and addiction with a secondary focus in immunotherapy. The Company has a broad pipeline of products in clinical development, including three cancer programmes: its lead product TransMID(TM), for the treatment of high-grade glioma, is ready to enter Phase III trials, and its novel DNA targeting agents and XR303 are both in Phase I for cancer indications. Xenova is also developing two therapeutic vaccines for cocaine and nicotine addiction, which are in Phase II and Phase I trials respectively. Quoted on the London Stock Exchange (XEN) and on NASDAQ (XNVA), Xenova employs approximately 112 people throughout its sites in the UK and North America. (Reuters XEN.L; Bloomberg XEN LN) For further information about Xenova and its products please visit the Xenova website at www.xenova.co.uk.

For Xenova: Disclaimer to take advantage of the "Safe Harbor" provisions of the US Private Securities Litigation Reform Act of 1995. This press release contains "forward-looking statements," including statements about our ability to integrate acquired businesses and realize cost savings from integration, and the discovery, development and commercialization of products. Various risks may cause Xenova's actual results to differ materially from those expressed or implied by the forward looking statements, including: unexpected costs and delays in integrating acquired businesses into our group, adverse results in our drug discovery and clinical development programs; failure to obtain patent protection for our discoveries; commercial limitations imposed by patents owned or controlled by third parties; our dependence upon strategic alliance partners to develop and commercialize products and services; difficulties or delays in obtaining regulatory approvals to market products and services resulting from our development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; and product initiatives by competitors. For a further list and description of the risks and uncertainties we face, see the reports we have filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:
Xenova Group plc
+44 (0)1753 706600
David A Oxlade, Chief Executive Officer
Daniel Abrams, Finance Director
Veronica Cefis Sellar, Head of Corporate Communications

UK - Financial Dynamics
+44 (0)20 7831 3113
David Yates
Ben Atwell

US - Trout Group/BMC Communications
+1 212 477 9007
Media: Brad Miles
Investors: Lee Stern